ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 17

INSURED		BOND NUMBER

Capital Research and Management Company		87111108B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 7, 2009	December 19, 2008 to December 19, 2009	/S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

The Tax-Exempt Money Fund of America

is changed to:

American Funds Short-Term Tax-Exempt Bond Fund

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN8.0-00 (1/02)

[logo – American Funds®]	American Funds Short-Term Tax-Exempt Bond Fund 333 South Hope Street Los Angeles, California 90071-1406 Phone (213) 486 9200 Fax (213) 486 9455 Kimberly S. Verdick Secretary

CERTIFICATE OF SECRETARY

        I, Kimberly S. Verdick, Secretary of American Funds Short-Term Tax-Exempt Bond Fund (the “Fund”), which will result from the conversion of The Tax-Exempt Money Fund of America on August 7, 2009, do hereby certify that the following is a true and correct copy of a resolution adopted at a meeting of the Board of the Fund, duly called and held on June 2, 2009, at which a quorum was present and voting throughout, and said resolution has not been in anywise amended, annulled, rescinded or revoked, and the same is still in full force and effect:

Approval of Fidelity Bond Coverage

WHEREAS, rule 17g-1 under the Investment Company Act of 1940, as amended, (the “1940 Act”) provides that every registered investment company shall maintain a bond issued by a reputable fidelity insurance company and that a majority of the Board who are not “interested persons” of the Fund (as defined in the 1940 Act) shall approve the reasonableness of the form and amount of the Fund’s fidelity bond, as often as their fiduciary duty requires, but not less than once annually and shall also approve the portion of the premium for any joint bond to be paid by such company;

NOW, THEREFORE, BE IT RESOLVED, that each of the officers of the Fund is authorized, empowered and directed to provide and maintain for the Fund a joint insured Registered Management Investment Company Bond, consisting of a $100 million bond written by ICI Mutual Insurance Company, which bond conforms with the requirements of rule 17g-1 under the 1940 Act and protects the Fund, other investment companies served by Capital Research and Management Company, certain other affiliated companies, and certain medical, retirement, and benefit plans for officers and employees of such corporations, against larceny and embezzlement by their respective officers and employees; and

FURTHER RESOLVED, that a majority of the Board who are not “interested persons” of the Fund (as defined in the 1940 Act) or any other insured under said joint insured bond determine, with due consideration to (1) the value of the aggregate assets of the Fund to which any covered person may have access, (2) the type and terms of the arrangements made for the custody and safekeeping of such assets, (3) the nature of securities in the portfolio of the Fund, (4) the number of other parties named as insureds, (5) the nature of the business activities of such other parties, (6) the method of allocation of the premium among the parties named as insureds, (7) the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond, and (8) such other matters as they consider relevant, that the proposed fidelity bond coverage in the aggregate amount of $100 million is in reasonable form and constitutes a reasonable amount of coverage to protect the Fund against possible larceny or embezzlement by its officers and employees; and

FURTHER RESOLVED, that each of the officers of the Fund is authorized, empowered and directed, on behalf of the Fund and in its name, to execute and enter into an agreement with other joint insureds regarding such coverage, said agreement providing that in the event recovery is received under the bond as a result of a loss sustained, the Fund shall receive an equitable and proportionate share of the recovery but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the Secretary of the Fund is designated, pursuant to rule 17g-1 under the 1940 Act, as the person who shall make the filings and deliver the notices required by said rule.

WITNESS my hand this 28th day of July, 2009.

/s/Kimberly S. Verdick
Kimberly S. Verdick